[LETTERHEAD OF WINTHROP REALTY TRUST]

April 11, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. Jack H. Cassidy
President and Chief Executive Officer
America First Apartment Investors, Inc.
Suite 100, 1004 Farnam Street
Omaha, Nebraska 68102

Dear Jack:

As you are aware, we are the largest shareholder of America First Apartment Investors Inc. (the "Company") currently owning 794,856 shares (7.2%) of the Company's common stock. While we support the Company's decision to retain an investment advisor to initiate a process through which a sale of the Company could occur, we believe that the process is flawed to the detriment of all non-management shareholders of the Company. We have reached this determination based on the unreasonable and inexplicable demands being placed upon shareholders of the Company as a precondition for their participating in this process. In effect, the Confidentiality and Standstill Agreement (the "Standstill Agreement") forwarded to us restricts shareholders from acquiring or offering to acquire any securities or assets of the Company, participating in the solicitation of proxies or engaging or offering to engage in any merger with the Company for a period of two years in the event no sale is consummated. As we have explained to you, your counsel and Lazard Freres & Co., LLC, the Company's investment advisor, this provision is unfair and unduly burdensome to non-management shareholders. If we were to sign the Standstill Agreement and management elected not to proceed with a sale, we would be prohibited from exercising the above described rights which we currently enjoy for a period of two years. Accordingly, your position results in a Hobson's choice for non-management shareholders requiring them to either concede significant shareholder rights or not participate in your process, both of which could damage shareholder value.

We have made the following proposals to you in the interest of enhancing the bidding process which would allow shareholders to participate without foregoing their basic rights. First, we have indicated that we would abide by the standstill provisions during the entire length of the process without condition. Second, we have proposed that if we do not make a bid for the Company, we would agree to support and vote our shares in favor of any proposal recommended by the Company's board that generates more than the per share to shareholders which we have discussed. Third, we have further proposed that if we were to proffer a bid for the Company, we would agree to support and vote our shares in favor of any proposal recommended by the Company's board that generates more per share to shareholders than our bid. Moreover, we have acknowledged the substantial restrictions that will be imposed on us in all events under Section 10b of the Securities Exchange Act of 1934 and the rules promulgated thereunder if we are to receive material non-public information and our intention to comply fully with such restrictions.


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We believe that our proposals are more than reasonable and permit all shareholders to engage in the bidding process. We would remind you that we are in favor of these proposals applying to all shareholders so that the process could be as open as possible. Moreover, our proposals address our concern that significant management shareholders could enter the bid process at a later date without bearing the Hobson's choice you wish to impose on non-management shareholders. While counsel for the Company and representatives of Lazard have expressed a need for these provisions to protect the "process", they have done so without explanation as to how our proposals would harm the "process" or how their provisions enhance the "process". If anything, the "process" which they profess to revere can only be harmed by precluding shareholder participation. One would hope that professionals handsomely paid with shareholder funds would endeavor to avoid exalting form for form's sake over substance.

Unless and until this issue is resolved, we do not believe the Company has engaged in a truly fair and inclusive bid process which failure can only be to the detriment of all shareholders.

                                            Very truly yours,


                                            /s/ Michael L. Ashner
                                            ------------------------------------

                                            Michael L. Ashner
                                            Chairman and Chief Executive Officer